UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DERMTECH, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

24984K105

(CUSIP Number)

RTW Investments, LP

Attn: Roderick Wong

412 West 15th Street, Floor 9,

New York, New York 10011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24984K105	SCHEDULE 13D

1	NAME OF REPORTING PERSONS RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,658,627 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,658,627 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,658,627 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.95%*
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA, OO

CUSIP No. 24984K105	SCHEDULE 13D

1	NAME OF REPORTING PERSONS RTW Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,052,214*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,052,214*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,052,214*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.85%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 24984K105	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Roderick Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,658,627 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,658,627 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,658,627 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.95%*
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

*	The above-referenced shares (the “Shares”) of DermTech, Inc. (the “Issuer”) reported herein are held in the form of common stock (the “Common Stock”) and warrants (the “Warrants”). The Shares are held by RTW Master Fund, Ltd. and one or more funds (together the “Funds”), managed by RTW Investments, LP (the “Adviser”). The Warrants may be exercised within 60 days. The Adviser, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all such Shares held by the Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own an aggregate of 2,658,627 Shares, or 17.95% of the Issuer’s 14,813,522 Shares deemed issued and outstanding as of March 4, 2020, as disclosed in the Issuer’s Prospectus and Prospectus Supplement, as filed with the Securities and Exchange Commission on February 10, 2020 and March 2, 2020 respectively. Roderick Wong is the Managing Partner and Chief Investment Officer of the Adviser. This report shall not be deemed an admission that the Adviser, the Funds or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest therein.

SCHEDULE 13D

Explanatory Note: This Amendment No.1 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of RTW Investments, LP, RTW Master Fund, Ltd. and Roderick Wong (each, a “Reporting Person and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission (“SEC”) on September 9, 2019 (the “Schedule 13D”), with respect to the Common Stock of the Issuer.

Items 3, 5, 6 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Schedule 13D shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

This Amendment is filed pursuant to the Joint Filing Agreement as executed by the Reporting Persons listed on the cover pages to this Amendment. The Joint Filing Agreement, filed as Exhibit 2 to the Schedule 13D, is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

On February 28, 2020, DermTech, Inc., or the Company, entered into a securities purchase agreement, or the Purchase Agreement, with certain institutional investors, or the Investors, for a private placement of the Company’s equity securities, or the Private Placement. Cowen and Company, LLC served as lead placement agent for the Private Placement, with William Blair & Company, L.L.C. acting as joint placement agent. Lake Street Capital Markets, LLC acted as co-placement agent.

The Private Placement consisted of 2,467,724 shares of common stock, or the Common Shares, at a price of $10.50 per share, 3,198.9419 shares of Series B-1 Convertible Preferred Stock, or the Series B-1 Shares, at a price of $10,500 per share, and 523.8094 shares of Series B-2 Convertible Preferred Stock, or the Series B-2 Shares, at a price of $10,500 per share. The closing of the Private Placement took place on March 4, 2020, and was subject to customary closing conditions. Each Series B-1 Share will automatically convert into 1,000 shares of Company common stock on the first trading day after the approval of the Private Placement by the stockholders of the Company, or the Stockholder Approval, which the Company has agreed to seek at a stockholder meeting to be held on or before June 30, 2020. The Company will not undertake any conversion of the Series B-1 Convertible Preferred Stock, and no stockholder will have the right to convert any portion of its Series B-1 Convertible Preferred Stock, until after the Company obtains the Stockholder Approval. Each Series B-2 Share will be convertible into 1,000 shares of Company common stock at the option of the holder, provided that conversion will be prohibited (i) until the first trading day after the Stockholder Approval and (ii) following the Stockholder Approval, if, as a result of any such conversion, the holder would beneficially own in excess of 9.99% of the total number of shares of Company common stock outstanding immediately after giving effect to such conversion.

As of the filing date of this Amendment, the Reporting Persons were deemed to beneficially hold 2,658,627 shares of the Issuer’s common stock, which consisted of 1,386,871 shares of common stock issued in the Merger, 62,898 shares of common stock held in the form of warrants issued in the Merger and exercisable within 60 days after the Effective Date, 1,000,000 shares of common stock purchased in the PIPE Financing for an aggregate purchase price of $6,500,000, 152,456 shares of common stock purchased in the Private Placement for an aggregate purchase price of $1,600,788 and 56,402 shares of common stock purchased on the open market for an aggregate purchase price of $796,821.90. The Shares acquired in the PIPE, in the Private Placement and on the open market were purchased with working capital of the Funds.

The Securities Purchase Agreement, dated February 28, 2020, by and among the Company and the Investors identified on the signature pages thereto is filed as Exhibit 1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

Items 7 through 11 and 13 of the cover pages of this Schedule 13D and the footnote thereto are incorporated herein by reference.

(c)

Except as described herein, neither Reporting Person has acquired or disposed of any shares of Common Stock during the past 60 days.

(d) – (e)

Not applicable.

CUSIP No. 24984K105	SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The Securities Purchase Agreement, dated February 28, 2020, by and among the Company and the Investors identified on the signature pages thereto is filed as Exhibit 1 hereto and incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit	Description
1.	Securities Purchase Agreement, dated February 28, 2020, by and among the Company and the Investors identified on the signature pages thereto. †

†	Incorporated by reference from Exhibit 10.1 with that certain Prospectus Supplement No. 1 filed with the U.S. Securities and Exchange Commission on March 2, 2020 by DermTech, Inc.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2020

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong
Roderick Wong, Managing Partner

RTW MASTER FUND, LTD.

By:	/s/ Roderick Wong
Roderick Wong, Director

RODERICK WONG

By:	/s/ Roderick Wong
Roderick Wong, Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).